Exhibit 99.3

Fortuna reports consolidated financial results for full year 2018

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, March 13, 2019: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported full year 2018 net income of $34.0 million, adjusted net income of $38.4 million, and adjusted EBITDA of $113.9 million.

Jorge A. Ganoza, President and CEO, commented, “In 2018 we had strong financial results with free cash-flow generation from ongoing operations of $55 million and adjusted net income of $38.4 million. Our strong results in the year, in spite of a weaker price environment in the second semester, speak for our commitment to efficient operations and the strength of our assets.” Mr. Ganoza added, “Our capital investment plans and working capital requirements during the Lindero construction in Argentina are adequately funded from available liquidity and free cash flow from our mines.”

Full Year 2018 Highlights

•	Sales of $263.3 million, compared to $268.1 million in 2017
•	Net income of $34.0 million, compared to $66.3 million in 2017
•	Adjusted net income[1] of $38.4 million, compared to $48.7 million in 2017
•	Adjusted EBITDA[1] of $113.9 million, compared to $122.0 million in 2017
•	Free cash flow from ongoing operations[1] of $55.2 million
•	Cash position, including short-term investments as at December 31, 2018 was $163.3 million
•	Credit facility expanded to $150.0 million with $80.0 million undrawn
•	Silver and gold production of 8,890,943 ounces and 54,210 ounces, respectively
•	AISC[2] per silver equivalent ounce of payable silver was $10.6

Fourth Quarter 2018 Highlights

•	Sales of $59.6 million, compared to $75.4 million in 2017
•	Net income of $2.2 million, compared to $34.1 million in 2017
•	Adjusted net income[1] of $4.4 million, compared to $12.3 million in 2017
•	Adjusted EBITDA[1] of $22.7 million, compared to $34.9 million in 2017
•	Free cash flow from ongoing operations[1] of $11.8 million
•	Silver and gold production of 1,937,703 ounces and 12,070 ounces, respectively
•	AISC[2] per silver equivalent ounce of payable silver was $12.2

Notes:

1. Refer to Non-GAAP Financial Measures

2. AISC oz Ag Eq calculated at realized metal prices of $1,273/oz Au, $15.7/oz Ag, $1.0/lb Pb, and $1.3/lb Zn

2018 Year-End and Fourth Quarter 2018 Consolidated Results

Consolidated Metrics	Q4 2018	Q4 2017	YTD 2018	YTD 2017
Financial (Expressed in $ millions except per share information)
Sales	$59.6	$75.4	$263.3	$268.1
Mine operating income	17.3	35.2	96.6	109.6
Operating income	6.3	57.7	61.6	110.3
Net income	2.2	34.1	34.0	66.3
Earnings per share (basic)	0.01	0.21	0.21	0.42
Earnings per share (diluted)	0.01	0.21	0.21	0.42
Adjusted net income[1]	4.4	12.3	38.4	48.7
Adjusted EBITDA[1]	22.7	34.9	113.9	122.0
Cash provided by operating activities	19.3	29.0	83.5	70.2
Free cash flow[1]	(26.7)	14.5	(52.4)	24.5
Free cash flow from ongoing operations[1]	11.8	19.2	55.2	37.1
Capex
Sustaining	9.4	8.0	24.0	28.0
Non-sustaining	1.2	-	3.3	-
Lindero	39.4	3.1	80.0	11.4
Brownfields	1.6	2.2	8.6	10.1

			Dec 31, 2018	Dec 31, 2017
Cash, cash equivalents, and short-term investments			$163.3	$212.6

Notes:

1. Refer to Non-GAAP Financial Measures.

Certain comparative figures have been reclassified to conform to the current year's presentation

Fourth Quarter 2018 Results

Sales for the three months ended December 31, 2018 were $59.6 million, a $15.8 million decrease from the $75.4 million reported in 2017. The decrease in sales was due to lower sales volume in silver and gold of 13% and 18% and a decline in metal prices for silver, lead, and zinc of 13%, 21%, and 19%, respectively.

Net income for the three months ended December 31, 2018 was $2.2 million or $0.01 per share compared to $34.1 million or $0.21 per share in the same period of 2017, which included a $31.1 million (after-tax: $21.9 million) impairment reversal. The main items affecting the comparability of results in the quarter were the impairment reversal in 2017 and $3.9 million of foreign exchange losses in 2018 related to the Lindero project construction.

Adjusted net income for the three months ended December 31, 2018 was $4.4 million compared to $12.3 million reported in the same period of 2017. The decrease in adjusted net income was due mainly to lower sales at both San Jose and Caylloma. Higher production costs in the quarter were partially offset by lower share-based payment charges and a realized gain in commodity derivative instruments of $0.9 million compared to a loss of $1.5 million in 2017.

Adjusted EBITDA for the three months ended December 31, 2018 was $22.7 million compared to $34.9 million in the comparable period in 2017. The decrease in adjusted EBITDA was due primarily to lower sales. Higher production costs were partially offset by the same items discussed above in adjusted net income.

Net cash provided by operating activities for the three months ended December 31, 2018 was $19.3 million compared to $29.0 million reported in 2017. Free cash flow from ongoing operations for the three months ended December 31, 2018 was $11.8 million compared to $19.2 million reported in 2017.

Annual Results

Sales for the year ended December 31, 2018 were $263.3 million, a decrease of $4.8 million over the $268.1 million reported in 2017. The decrease in sales was due mainly to an 8% decline in the realized silver price and was partially offset by a 5% increase in silver sales volume and lower treatment charges.

Net income for the year ended December 31, 2018 was $34.0 million compared to $66.3 million reported in 2017, which included a $31.1 million (after-tax: $21.9 million) impairment reversal. The main items affecting the comparability of results were the impairment reversal in 2017 and $3.9 million of foreign exchange losses in 2018 related to the Lindero project construction.

Adjusted net income for the year ended December 31, 2018 decreased $10.3 million to $38.4 million from $48.7 million in 2017. The decrease in adjusted net income was due to a combination of lower sales, higher production costs, and higher depletion at Caylloma of $3.1 million related to the reversal of the impairment in 2017. Other items of variance in the year-over-year comparison were higher general and administrative expenses of $1.3 million and a realized gain in commodity derivative instruments of $0.4 million compared to a loss of $1.6 million in 2017.

Adjusted EBITDA for the year ended December 31, 2018 was $113.9 million compared to $122.0 million reported in 2017. The decrease in adjusted EBITDA was due to a combination of lower sales and higher production costs.

Net cash provided by operating activities for the year ended December 31, 2018 was $83.5 million compared to $70.2 million reported in 2017. Free cash flow from ongoing operations increased $18.1 million to $55.2 million due primarily to negative changes in working capital items in 2017.

Capital Resources and Liquidity

At December 31, 2018, the Company had cash, cash equivalents, and short-term investments of $163.3 million (December 31, 2017 – $212.6 million). In December 2018, the Company expanded its existing credit facility from $120.0 million to $150.0 million of which $80.0 million remains undrawn. Total liquidity available to the Company as of the 2018 year-end was $243.3 million, which along with free cash flow from ongoing operations will provide sufficient liquidity to meet our funding needs during the construction of the Lindero project.

Lindero Project (“Project”)

Construction at the Lindero open pit heap leach gold mine located in Salta Province Argentina is well underway, and the overall Project is 40% complete. Approximately 91% of direct capital costs have been committed. Construction spending for the year totaled $122.9 million comprising of $80.0 million on construction expenditures, of which $18.9 million were unpaid as at December 31, 2018, and $42.9 million in deposits on equipment and advances to contractors.

Total construction capital costs are forecast to increase up to $295.0 million or 20% over initial capital guidance (see Fortuna news releases dated February 20, 2019 and September 21, 2017 and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina”, dated effective October 31, 2017 which is available on SEDAR at www.sedar.com). The revised construction capital cost forecast includes a $17 million contingency and excludes a potential cost savings from the devaluation of the Argentine Peso (“ARS”). An ARS/USD exchange rate of 22.0:1 was built into the construction capital forecast corresponding to the average referenced exchange rate on the awarded contracts, compared to the December 31, 2018 ARS/USD exchange rate of 37.7:1. Approximately 35% of the construction capital costs are in Argentine Pesos. The actual US dollars spent will depend on the ARS/USD exchange rate as well as the Argentine inflation rate. The main drivers for the increased capital costs were higher owner’s costs and construction indirect costs related to the extension of the Project schedule, road maintenance and contractor stand-by costs due to abnormal rainfall impacting the Project and access roads.

San Jose Mine, Mexico

	Three months ended December 31,		Years ended December 31,
Mine Production	2018	2017	2018	2017
Tonnes milled	256,181	271,370	1,040,478	1,070,790
Average tonnes milled per day	2,846	3,015	2,956	3,044

Silver
Grade (g/t)	230	259	260	238
Recovery (%)	91	92	92	92
Production (oz)	1,718,496	2,071,762	7,979,634	7,526,556
Metal sold (oz)	1,818,026	2,089,121	7,921,345	7,481,616
Realized price ($/oz)	14.61	16.69	15.74	17.03

Gold
Grade (g/t)	1.58	1.89	1.75	1.77
Recovery (%)	91	92	92	92
Production (oz)	11,825	15,177	53,517	55,950
Metal sold (oz)	12,312	15,333	53,255	55,412
Realized price ($/oz)	1,236	1,273	1,273	1,257

Unit Costs
Production cash cost ($/oz Ag)[1,2]	2.2	0.0	0.7	1.0
Production cash cost ($/oz Ag Eq)[1,3]	6.8	5.5	5.9	6.1
Production cash cost ($/t)[1]	65.9	57.9	63.7	59.7
Unit net smelter return ($/t)	145.5	181.7	138.5	169.8
AISC ($/oz Ag)[1,2]	7.1	6.5	5.5	7.1
AISC ($/oz Ag Eq)[1,3]	9.9	9.6	9.0	10.1

1 Non-GAAP Financial Measure. Refer to the Non-GAAP Financial Measures at the end of this news release and in the associated MD&A for a description and calculation of these measures

2 Net of by-product credits from gold

3 AISC/oz Ag Eq calculated using the realized metal prices of gold and silver set out in the table

Quarterly Results

The San Jose Mine produced 1,718,496 ounces of silver and 11,825 ounces of gold in the fourth quarter of 2018, which were 9% and 4% below plan and 17% and 22% below the comparable quarter in 2017. The decrease in production was due primarily to 6% lower mill throughput during the quarter as well as lower average head grades for silver and gold, of 230 g/t and 1.58 g/t, respectively, or 11% and 16% lower than the comparable quarter in 2017.

Cash cost per tonne of processed ore was $65.9, which was 14% higher than the $57.9 cash cost for the comparable quarter in 2017. The increase in cash cost per tonne was due primarily to higher mining costs related to higher energy costs, timing of execution of backfill and support costs during the quarter, and higher indirect costs relating to safety and environment.

Annual Results

Total silver and gold production for 2018 increased 6% and decreased 4% to 7,979,634 and 53,517 ounces, respectively, compared to 2017. The 9% higher silver head grade more than made up for the 3% decline in mill throughput with the processing plant treating 1,040,478 tonnes of ore for the year ended December 31, 2018.

Cash cost per tonne of processed ore for 2018 was $63.7, or 7% higher than in 2017 and 4% above guidance. The increase in cash cost per tonne was due to higher energy tariffs, higher distribution costs related to the direct export of concentrate, and higher milling costs related to dry-stack re-handling in the first half of the year.

All-in sustaining cash cost per payable ounce of silver equivalent (“AISC”) was $9.0 for 2018 compared to $10.1 in 2017 was due to higher silver equivalent production and lower sustaining capital expenditures. Compared to the 2018 annual guidance of $10.0, the AISC was $1.0 lower due to a 12% increase in silver equivalent production.

Cash cost per tonne of processed ore and AISC are non-GAAP financial measures.

Caylloma Mine, Peru

	Three months ended December 31,		Years ended December 31,
Mine Production	2018	2017	2018	2017
Tonnes milled	135,034	134,635	534,773	529,704
Average tonnes milled per day	1,500	1,513	1,502	1,488

Silver
Grade (g/t)	61	65	63	66
Recovery (%)	83	85	84	84
Production (oz)	219,207	238,414	911,309	943,038
Metal sold (oz)	214,883	243,051	911,648	934,710
Realized price ($/oz)	14.55	16.70	15.71	17.06

Lead
Grade (%)	2.39	2.91	2.62	2.81
Recovery (%)	91	91	91	91
Production (000's lbs)	6,453	7,846	28,255	29,878
Metal sold (000's lbs)	6,377	8,054	28,349	29,508
Realized price ($/lb)	0.89	1.13	1.02	1.05

Zinc
Grade (%)	4.30	4.36	4.28	4.21
Recovery (%)	90	90	90	90
Production (000's lbs)	11,537	11,676	45,485	44,347
Metal sold (000's lbs)	11,713	11,803	45,867	44,315
Realized price ($/lb)	1.19	1.47	1.32	1.32

Unit Costs
Production cash cost ($/oz Ag)[1,2]	(20.4)	(44.4)	(35.4)	(34.6)
Production cash cost ($/oz Ag Eq)[1,3]	8.7	7.0	7.6	7.7
Production cash cost ($/t)[1]	89.5	82.0	83.5	79.1
Unit net smelter return ($/t)	141.7	184.1	166.1	166.2
AISC ($/oz Ag Eq)[1,3]	14.8	10.7	11.7	11.2

1 Non-GAAP Financial Measure. Refer to the Non-GAAP Financial Measures at the end of this news release and in the associated MD&A for a description and calculation of these measures

2 Net of by-product credits from gold, lead, and zinc.

3 AISC/oz Ag Eq calculated using the realized metal prices for silver, lead, and zinc set out in the table

Quarterly Results

The Caylloma Mine produced 219,207 ounces of silver which was 8% lower than the comparable period in 2017. Average silver head grade was 61 g/t, or 6% below the head grade for the comparable period reported in 2017. The Caylloma Mine also produced 6.5 million pounds of lead and 11.5 million pounds of zinc, which were 18% and 1% lower than the comparable quarter in 2017. The decrease in production was due primarily to lower average head grades for lead and zinc of 2.39% and 4.30%, respectively, which were 18% and 2% below the average head grades reported in the comparable quarter in 2017.

Cash cost per tonne of processed ore for the fourth quarter of 2018 was $89.5, which was 9% higher than the $82.0 cash cost for the comparable quarter in 2017. The increase was due primarily to higher mine costs related to mine support and higher indirect costs related to labor and community relations costs.

Annual Results

Total lead production for 2018 decreased 5% to 28.3 million pounds while zinc production increased 3% to 45.5 million pounds, over 2017. Silver production decreased 3% to 911,309 ounces compared to 943,038 ounces in 2017. Head grades for lead and silver were 7% and 5% lower than in 2017, respectively. However, the decline in head grades was partially offset by a 1% increase in ore processed. Total silver production was 11% above 2018 guidance.

Cash cost per tonne of processed ore for 2018 was $83.5 or 6% higher than the $79.1 reported in 2017 and 3% above guidance. The increase in cash costs was due mainly to higher indirect costs related to on-site labor, general services and mine support costs.

All-in-sustaining cash cost per payable ounce of silver equivalent (“AISC”) was $11.7 for 2018 compared to $11.2 reported in 2017. Compared to the 2018 annual guidance of $13.7, the AISC was $2.0 lower due to a 13% increase in silver equivalent production and lower sustaining capital expenditures.

Cash cost per tonne of processed ore and AISC are non-GAAP financial measures.

Non-GAAP Financial Measures

The following tables represent the computation of certain non-GAAP financial measures as referenced in this news release.

Income Statement Reconciliation to Adjusted Net Income for Fourth Quarter and Year to Date

(Expressed in $ millions, except per share			Q4 2018			Q4 2017
information)	Q4 2018	Adjust.	Adjusted	Q4 2017	Adjust.	Adjusted
Sales	$59.6	$-	$59.6	$75.4	$-	$75.4
Cost of sales	42.2	0.1	42.3	40.1	-	40.1
Mine operating income	17.4	(0.1)	17.3	35.3	-	35.3
Selling, general and administration	6.3	-	6.3	8.4	-	8.4
Exploration and evaluation	0.2	-	0.2	1.3	-	1.3
Share of loss of equity-accounted investee	0.1	(0.1)	-	0.2	(0.2)	-
Foreign exchange loss	3.6	(3.9)	(0.3)	(1.3)	-	(1.3)
Impairment reversal of mineral properties, plant and equipment	-		-	(31.1)	31.1	-
Other (income) expenses, net	0.9	(0.9)	-	0.1	(0.8)	(0.7)
Operating Income	6.3	4.8	11.1	57.7	(30.1)	27.6
Interest and finance costs	0.4	-	0.4	-	-	-
Gain (loss) on financial assets and liabilities carried at fair value	0.4	0.4	0.8	(0.7)	(0.6)	(1.3)
Income before taxes	7.1	5.2	12.3	57.0	(30.7)	26.3
Current income tax expense	3.9	0.2	4.1	11.4	0.3	11.7
Deferred income tax recovery	1.0	2.8	3.8	11.4	(9.1)	2.3
Net income and adjusted net income	$2.2	$2.2	$4.4	$34.2	$(21.9)	$12.3
Earnings per share - basic	$0.01	$0.01	$0.02	$0.21	$(0.14)	$0.07

(Expressed in $ millions, except per share			YTD 2018			YTD 2017
information)	YTD 2018	Adjust.	Adjusted	YTD 2017	Adjust.	Adjusted
Sales	$263.3	$-	$263.3	$268.1	$-	$268.1
Cost of sales	166.7	(1.3)	165.4	158.6	-	158.6
Mine operating income	96.6	1.3	97.9	109.6	-	109.6
Selling, general and administration	26.2	-	26.2	24.9	-	24.9
Exploration and evaluation	0.7	-	0.7	1.5	-	1.5
Share of loss of equity-accounted investee	-	-	-	0.2	(0.2)	-
Foreign exchange loss	6.1	(3.9)	2.2	2.1		2.1
Impairment reversal of mineral properties, plant and equipment	-		-	(31.1)	31.1	-
Other (income) expenses, net	2.0	(1.9)	0.1	1.7	(2.6)	(0.9)
Operating Income	61.6	7.1	68.7	110.3	(28.3)	82.0
Interest and finance costs	0.4	0.5	0.9	(0.4)	-	(0.4)
Gain (loss) on financial assets and liabilities carried at fair value	5.4	(5.0)	0.4	(5.0)	3.4	(1.6)
Income before taxes	67.3	2.6	69.9	104.9	(24.9)	80.0
Current income tax expense	30.6	(0.8)	29.8	34.9	1.8	36.7
Deferred income tax recovery	2.8	(1.0)	1.8	3.8	(9.2)	(5.5)
Net income and adjusted net income	$34.0	$4.4	$38.4	$66.3	$(17.5)	$48.7
Earnings per share - basic	$0.21	$0.03	$0.24	$0.42	$(0.11)	$0.31

Adjusted EBITDA

(Expressed in $ millions)	Q4 2018	Q4 2017	YTD 2018	YTD 2018
Net Income for the period	$2.2	$34.1	$34.0	$66.3
Add back:
Community support provision	(0.3)	-	1.1	-
Inventory adjustment	0.2	-	0.2	-
Foreign exchange, Lindero project	3.9	-	3.9	-
Net finance items	(0.4)	(0.1)	(0.4)	0.5
Depreciation, depletion, and amortization	10.8	9.6	44.8	42.5
Income taxes	4.9	22.8	33.4	38.5
Share of (income) loss of equity-accounted investee	0.1	0.1	-	0.2
Impairment reversal	-	(31.1)	-	(31.1)
Unrealized gain (loss) on financial instruments	0.4	(0.6)	(5.0)	3.4
Other operating expenses	0.9	0.1	2.0	1.7
Adjusted EBITDA	$22.7	$34.9	$113.9	$122.0

Free Cash Flow and Free Cash Flow From Ongoing Operations

(Expressed in $ millions)	Q4 2018	Q4 2017	YTD 2018	YTD 2017
Free Cash Flow
Net cash provided by operating activities	$19.3	$29.0	$83.5	$70.2
Less: Purchases of mineral properties, plant and equipment	(11.8)	(12.2)	(36.8)	(37.4)
Less: Expenditures on Lindero Project	(23.8)	(3.0)	(61.1)	(10.2)
Less: Deposits on long term assets, net	(13.3)	3.7	(43.1)	0.6
Less: Current income tax expense	(3.9)	(11.4)	(30.6)	(34.9)
Add: Income taxes paid	6.8	8.4	35.7	36.2
Free cash flow	$(26.7)	$14.5	$(52.4)	$24.5
Add: Lindero construction capital expenditures	23.8	3.0	61.1	10.2
Add: Greenfield capital expenditures	1.4	1.7	3.6	2.4
Add: Deposits on long term assets - Lindero construction	13.3	-	42.9	-
Free cash flow from ongoing operations	$11.8	$19.2	$55.2	$37.1

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at https://www.fortunasilver.com/investors/financials/2018/.

Conference call to review 2018 year-end financial and operational results

A conference call to discuss 2018 year-end financial and operational results will be held on Thursday, March 14, 2019 at 8:00 a.m. Pacific | 11:00 a.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/29679 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Thursday, March 14, 2019

Time: 8:00 a.m. Pacific | 11:00 a.m. Eastern

Dial in number (Toll Free): +1.844.602.0380

Dial in number (International): +1.862.298.0970

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10466

Playback of the conference call will be available until March 28, 2019 at 11:59 p.m. Eastern. Playback of the webcast will be available until March 14, 2020. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2018/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; all-in cash cost per ounce of silver equivalent production; adjusted net (loss) income; operating cash flow per share before changes in working capital; free cash flow; income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.